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                              October 28, 2020

       Sean (Xiaocheng) Peng
       Chief Executive Officer
       Ucommune International Ltd
       88 Wu Wei Road, Building 12, 4th Floor
       Putuo District, Shanghai, 200383
       People   s Republic of China

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 15,
2020
                                                            File No. 333-248191

       Dear Mr. Peng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Exhibits

   1. We note your response to our prior comment 2 and we reissue our comment. Please remove the statement
that the assessment of valuation is "for informational purposes," as that is not
substantially different than your prior "for reference only" language, and investors are
entitled to rely on the disclosure in the prospectus. We also note that the board specifically
relied on the valuation in approving the business combination and such valuation is also
summarized in the Selected Public Comparable Company Analysis
                                                        and Selected Precedent
Transactions Analysis sections. Please include the valuation as part of the prospectus.
Refer to Item 21(c) to Form F-4.
 Sean (Xiaocheng) Peng
Ucommune International Ltd
October 28, 2020
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameSean (Xiaocheng) Peng
                                                          Division of
Corporation Finance
Comapany NameUcommune International Ltd
                                                          Office of Trade &
Services
October 28, 2020 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName